EXHIBIT 99.1

Lombard Medical Announces CE Mark Approval for IntelliFlex™ LP Delivery System for the Aorfix™ Abdominal Aortic Aneurysm Endovascular Stent Graft

New, Innovative Design Enhances Control and Precision During Placement with the Potential to Reduce Vessel Trauma

IRVINE, Calif., June 20, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that it has received CE Mark approval for its IntelliFlex™ Low Profile (LP) Delivery System for the Aorfix™ Endovascular Stent Graft.  This new and innovative system will be used for the delivery of the Aorfix endovascular stent graft, the only AAA stent graft with global approval to treat aortic neck angulation up to 90 degrees. The Company plans to begin shipments in July to its direct markets in the UK and Germany, and expects a full commercial launch in the other European markets later in the year.

The IntelliFlex LP Delivery System features a low profile, intuitive, compact and ergonomic design that enhances the precision and control of Aorfix deployment and placement. The system also incorporates an integrated exchange sheath to facilitate the delivery of ancillary devices during the endovascular AAA procedure. This feature avoids the need for catheter exchanges, potentially reducing procedure time, blood loss and vessel trauma. Prof. Andrew Holden, Director of Interventional Services and Associate Professor of Radiology at Auckland University School of Medicine, and Andrew Hill, MD, of Auckland City Hospital in New Zealand completed a successful first-in-man use of the IntelliFlex LP to implant an Aorfix endovascular stent graft in November 2015.

"The first-in-man procedure with the new IntelliFlex delivery system was extremely straightforward and the device was a real pleasure to use," said Prof. Holden.  "I particularly appreciated the new Y-mechanism that enables greater control and precision when deploying the graft. This enhanced design is a significant advancement for the Aorfix system and the device can now be used even more reliably in both routine and challenging anatomies."

Dr. Hill added, "The new IntelliFlex delivery system provides greater control of the Aorfix stent graft when deploying the proximal end of the device near the renal arteries, allowing for very accurate placement. The integrated exchange sheath was really beneficial and the hemostatic valve copes extremely well with multiple catheter exchanges."

"The procedure advantages of the IntelliFlex LP together with the outstanding long-term clinical results of Aorfix will provide physicians with an even more compelling reason to use this technology to treat an even greater range of patient anatomies,” said CEO Simon Hubbert.  “We believe the combination of Aorfix with IntelliFlex LP and our new Altura® stent graft which delivers multiple advantages for the treatment of patients with more routine AAA anatomy will be a significant driver of revenue growth in 2016 and beyond. We look forward to our European commercial launch of IntelliFlex in July."

About Aorfix™ Endovascular Stent Graft
Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture.  Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.  Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends.  Aorfix has been evaluated in three studies and used in more than 7,000 procedures worldwide.  Aorfix has a CE Mark, Japan regulatory approval, and received FDA approval in 2013.

About Altura Endograft System
The Altura system represents a paradigm shift in endograft design that offers a simple and predictable treatment option for standard AAA anatomy.  Delivered via an ultra-low profile 14F catheter, Altura allows for repositioning during deployment and accurate graft placement at each renal artery enabling physicians to utilize all of the available aortic neck.  It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable, shorter procedure times. With just six product sizes, the Altura system allows the majority of patients who present for EVAR repair to be treated quickly with minimal hospital stay and recovery times.

The Altura system received CE Mark in 2015. Lombard launched the device in Europe in January 2016 with a broader international rollout planned for later this year.  In the U.S., Lombard intends to file for an IDE (Investigational Device Exemption) from the FDA in the summer of 2016 with the intent to begin recruitment for a U.S. clinical study in H1, 2017.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix®, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. Altura was launched in Europe in January 2016, with a broader international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
William J. Kullback, Chief Financial Officer
Tel: 949 379 3750 / +44(0)1235 750 800
Tel: 949 748 6764